FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 13, 2012
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces third quarter results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD.
(the “Registrant”)
By:	/s/ Amir Philips
Amir Philips
Chief Executive Officer

Date: November 13, 2012

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES THIRD QUARTER RESULTS

HERZLIYA, Israel, November 13, 2012 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the third quarter ended September 30, 2012.

Revenues from fixed income real estate totaled $3.3 million for the quarter ended September, 2012, compared to revenues of $4 million for the third quarter of 2011 and $3.4 million for the second quarter of 2012.

Net Income for the third quarter ended September 30, 2012 was $464,000 or $0.12 per basic and diluted share, compared to a net loss of $1.2 million or $0.31 per basic and diluted share for the third quarter of 2011 and to a net loss of $289,000 or $0.08 per basic and diluted for the second quarter of 2012.

Weighted average shares outstanding used in the calculation for the periods were approximately 3.8 million basic and diluted shares.

For the nine months ended September 30, 2012, revenues totaled $10.2 million, compared with $9.1 million for the nine months ended September 30, 2011. Net income was $1 million or $0.28 per basic and diluted share, compared to a net loss of $23,000 or $0.01 per basic and diluted share for the nine months ended September 30, 2011.

Weighted average shares outstanding used in the calculation were approximately 3.8 million basic and diluted shares and 3.6 million basic and diluted shares respectively.

As of September 30, 2012, we had cash, cash equivalents, restricted cash and other financial investments, net, of $26.2 million, and shareholders' equity of $64.3 million, compared with $25.9 million, and $62.3 million, respectively, as of June 30, 2012.

Amir Philips, Chief Executive Officer of Optibase commented on the results of the third quarter of 2012: “We are pleased with our year to date operating results as our operating fundamentals continued to stabilize. We continued to execute on our strategy of diversifying and upgrading the quality of our portfolio and have recently completed the acquisition of a 19.66% beneficial interest in Two Penn Center Plaza, Philadelphia for approximately $4 million. 2 Penn Center Plaza has approximately 500,000 rentable square feet and is located in the Center City neighborhood of Philadelphia opposite City Hall and Love Park.  For further information, please refer to our announcement dated October 12, 2012”. Amir concluded “We are currently involved with additional investment opportunities which we hope will materialize in the coming months.”

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2012

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	10,227	9,102	3,309	3,962

Cost and expenses:
Cost of real estate operation	1,464	1,387	459	608
Real estate depreciation and amortization	1,915	1,541	628	618
General and administrative	1,565	2,459	638	544
Total cost and expenses	4,944	5,387	1,725	1,770

Operating income	5,283	3,715	1,584	2,192

Other income (loss)	(100)	4,194	-	-
Financial expenses, net	(1,086)	(6,157)	(126)	(3,940)

Income (loss) before taxes on income	4,097	1,752	1,458	(1,748)
Taxes on income	(1,242)	(24)	(370)	195

Net income (loss) from continuing operation	2,855	1,728	1,088	(1,553)
Net income (loss) from discontinued operation	(14)	(47)	(41)	64

Net income (loss)	2,841	1,681	1,047	(1,489)

Net income (loss) attributable to non-controlling interests	1,762	1,704	583	(317)
Net income (loss) attributable to Optibase LTD	1,079	(23)	464	(1,172)

Net income (loss) per share from continuing operation:
Basic and Diluted	$0.29	$0.01	$0.13	$(0.32)

Net income (loss) per share from discontinuing operation:
Basic and Diluted	$(0.0)	$(0.01)	$(0.01)	$0.02

Net income (loss) per share:
Basic and Diluted	$0.28	$(0.01)	$0.12	$(0.31)

Number of shares used in computing (*) Earning per share
Basic	3,818	3,584	3,819	3,815
Diluted	3,819	3,595	3,820	3,826

Amounts in thousands

(*) All shares, options, and earnings per share amounts have been retroactively adjusted for all periods presented to reflect the 1:5 reverse stock split approved by the Company’s board of directors and shareholders on July 2, 2012 and August 16, 2012 respectively.

OPTIBASE REPORTS/4

Condensed Consolidated Balance Sheets

	September 30, 2012	December 31, 2011
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	26,064	22,945
Restricted cash	128	131
Trade receivables	343	732
Other accounts receivables and prepaid expenses	257	1,260
Total assets attributed to discontinued operations	966	969
Total current assets	27,758	26,037

Long term investments	62	156

Equipment, net	5	7
Real Estate Property, net	191,151	192,173
Other assets, net	1,400	1,512
Total property equipment and other assets	192,556	193,692

Total assets	220,376	219,885

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	2,539	2,529
Trade payables	19	27
Other accounts payable and accrued expenses	3,578	4,130
Total liabilities attributed to discontinued operations	2,746	2,990
Total current liabilities	8,882	9,676

Long term liabilities:
Deferred tax liabilities	14,761	14,608
Land lease liability, net	7,146	7,175
Other long term liabilities	3,084	3,559
Long term loans, net of current maturities	122,182	123,606
Total long term liabilities	147,173	148,948

Total shareholders’ equity of Optibase Ltd	46,379	45,099
Non-controlling interests	17,942	16,162
Total shareholders' equity	64,321	61,261

Total liabilities and shareholders’ equity	220,376	219,885

Amounts in thousands